British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

	X	Schedule A

Schedules B and C
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Titan Trading Analytics Inc.	January 31, 2004	04/03/31

ISSUER'S ADDRESS	602 West Hastings Street, Suite 500

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Vancouver, B.C.	B.C.	V6B 1P2	(604) 899-1240	(604) 684-3410
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
L. James Powell	Chief Financial Officer			(780) 681-6638
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
jporter@titantrading.com	http://www.titantrading.com/

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Ken Powell"	Kenneth W. Powell	04/03/31
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Jim Porter "	L. James Porter	04/03/31
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

Consolidated Interim Financial Statements of

TITAN TRADING ANALYTICS INC.

(Unaudited – Prepared by Management)

Quarter ended January 31, 2004

Schedule “A”

TITAN TRADING ANALYTICS INC.
Consolidated Interim Balance Sheet
(unaudited – prepared by management)
(Canadian Dollars)
	January 31,	October 31,
	2004	2003
	(unaudited)	(audited)

Assets

Current Assets
Cash and cash equivalents	$13,922	$703
Goods and services tax receivable	13,436	10,615
	27,358	11,318

Property and Equipment (Note 4)	4,632	5,010

	$31,990	$16,328

Liabilities and Shareholders’ Deficiency

Current Liabilities
Accounts payable and accrued liabilities	$36,806	$35,946
Loans and advances (Note 5)	218,533	188,384
Share subscription deposits (Note 11)	50,000	-
	305,339	224,330

Share Capital (Note 6)	3,715,938	3,715,938

Contributed Surplus (Note 6)	129,500	-

Deficit	(4,118,787)	(3,923,940)
	(273,349)	(208,002)

	$31,990	$16,328

On behalf of the Board:

“Kenneth W. Powell” Director

“L. James Porter” Director

See accompanying notes to financial statements.

TITAN TRADING ANALYTICS INC.
Consolidated Interim Statement of Operations and Deficit
(unaudited – prepared by management)
(Canadian Dollars)
	three months ended
	January 31,
	2004	2003

Software and Subscription Sales	$-	$2,598

Expenses
Advertising, marketing and promotion	-	340
Amortization	378	378
Bank charges and interest	150	285
Management and consulting fees (Note 7)	43,270	3,500
Office and miscellaneous	1,533	1,465
Professional fees	6,452	924
Rent	7,875	-
Shareholder communications	1,024	1,074
Travel	4,665	61
	65,347	8,027

Loss Before Other Item	(65,347)	(5,429)

Share Compensation (Note 6)	129,500	-

Net Loss for the Period	(194,847)	(5,429)

Deficit, beginning of period	(3,923,940)	(3,761,803)

Deficit, end of period	$(4,118,787)	$(3,767,232)

Basic and Diluted Loss per Share	$0.02	$0.01

Weighted Average Number of Shares Used
to Calculate Basic and Diluted Loss per Share	9,812,966	9,812,966

See accompanying notes to financial statements.

TITAN TRADING ANALYTICS INC.
Consolidated Interim Statement of Cash Flows
(unaudited – prepared by management)
(Canadian Dollars)
	three months ended
	January 31,
	2004	2003

Operating Activities
Net loss for the period	$(194,847)	$(5,429)

Items not involving cash:
Amortization	378	378
Share compensation	129,500	-
	(64,969)	(5,051)
Net changes in non-cash
working capital balances	48,039	(21,349)
	(16,930)	(26,400)

Financing Activities
Loans and advances	30,149	31,000
	30,149	31,000

Investing Activities
(Purchase) sale of property and equipment	-	-
	-	-

Increase in Cash	13,219	4,600

Cash and cash equivalents, beginning of period	703	819

Cash and cash equivalents, end of period	$13,922	$5,419

Cash Used in Operating Activities Includes:
Bank charges and interest	$150	$285
Interest received	$-	$-

See accompanying notes to financial statements.

TITAN TRADING ANALYTICS INC.
Notes to the Consolidated Interim Financial Statements
three months ended January 31, 2004
(unaudited – prepared by management)

1.

Interim Financial Statements

These unaudited financial statements of Titan Trading Analytics Inc. (“Titan” or the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and, accordingly, certain information and note disclosures normally included in financial statements prepared in accordance with Canadian generally accepted accounting standards have been omitted. These financial statements have been prepared using the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended October 31, 2003 and should be read in conjunction with those financial statements.

The financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years, has a working capital deficiency of $277,981 and a capital deficiency of $273,349.

Management has evaluated the Company’s alternatives to enable it to pay its liabilities as they become due and payable in the current year, reduce operating losses and obtain additional or new financing in order to advance its business plan. Alternatives being considered by management include, among others, completing a private placement (Note 11) obtaining financing from new lenders and the issuance of additional equity. The Company believes these measures will provide liquidity for it to continue as a going concern throughout fiscal 2004, however, management can provide no assurance with regard thereto.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events that raise doubts about the validity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.

Significant Accounting Policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada which do not differ from those established in the United States, except as disclosed in Note 10.

Consolidation
The financial statements include the accounts of the Company and of its inactive wholly-owned subsidiary, Titan Trading Corp. All intercompany balances and transactions have been eliminated on consolidation.

Research and Development
Research costs are expensed when incurred. Development costs are expensed when incurred prior to the establishment of technical feasibility. Subsequent to the establishment of technical feasibility, the costs associated with the development of a commercial product for which adequate resources exist to market the product or a product to be used internally are capitalized as software and systems development. Capitalization of development costs ceases when the product is available for general release to customers or once internal utilization commences.

Software and Systems Development
Software and systems development costs are amortized on a product by product basis at the greater of (i) the ratio of gross revenues over aggregate anticipated gross revenues or (ii) straight-line over the remaining estimated economic life of the related products. The estimated economic life of the Company's products does not exceed three years.

TITAN TRADING ANALYTICS INC.
Notes to the Consolidated Interim Financial Statements
three months ended January 31, 2004
(unaudited – prepared by management)

2.

Significant Accounting Policies continued

Property and Equipment
Property and equipment are recorded at cost and are amortized over their estimated useful lives using the declining balance method at the rates set out below. In the year of acquisition, one-half the rate is applied.

Computer hardware            30%

The Company makes periodic reviews for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimate of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. No such impairment losses have been identified by the Company as at January 31, 2004.

Future Income Taxes
The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.

Software and Subscription Sales
Revenue arising from software and subscription sales is recognized at the time of the sale unless collectibility is not assured or unless the Company is obligated to provide services in the future. In the latter instance a portion of the revenue is deferred until the services have been performed.

Stock Based Compensation Plan
The Company has a stock-based compensation plan, which is described in Note 6. Under the plan, options are granted at fair value. Compensation expense is recognized for options granted under the plan when stock options are issued to employees and directors. Any consideration paid by employees and directors on exercise of stock options is credited to share capital. For the quarter ended January 31, 2004 the Company recorded compensation expense and contributed surplus in the amount of $129,500 in the statement of operations and deficit for options granted in the first quarter. The compensation expense has been determined based on the fair value of 1,850,000 options at the grant date ($0.07 per option), such fair value estimated using the Black-Scholes option-pricing model applied using assumptions considered reasonable in management’s estimate.

Foreign Currency Translation
The Canadian dollar is the functional currency of the Company. Monetary assets and liabilities in foreign currencies are translated into Canadian dollars using the exchange rate at the balance sheet date and non-monetary assets are translated using historical rates. Revenues and expenses are translated at average rates of exchange during the period. Gains and losses from foreign currency transactions are included in operations.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents includes highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Investments with an original maturity of more than three months are not included in cash and cash equivalents.

TITAN TRADING ANALYTICS INC.
Notes to the Consolidated Interim Financial Statements
three months ended January 31, 2004
(unaudited – prepared by management)

2.

Significant Accounting Policies continued

Loss per Share
Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Revenue Recognition
Revenue consists mainly of services provided by subscription. Revenue is recognized when services are provided and over the term of the agreement; however, revenue is not recognized if collectibility is not reasonably assured.

3.

Change in Accounting Policy

Stock Based Compensation
Commencing November 1, 2002 the Company adopted the new recommendations of the CICA for stock-based compensation. The new recommendations require that a fair value be determined for options at the date of grant and that such fair value be recognized in the financial statements. In respect of share options awarded to employees, it is permissible to use either the fair value based method or disclosure only method; however, if the disclosure only method is used, pro forma disclosure is required so as to show what the effect would have been had the fair value based method been applied.

The Company applies the fair value method of accounting for stock-based compensation awards granted to employees. Accordingly, compensation cost is recorded in the financial statements related to its stock options plans.

4.	Property and Equipment
			Net Book Value
		Accumulated	January 31,	October 31,
	Cost	Amortization	2004	2003

Computer hardware	$13,776	$9,144	$4,632	$5,010
Software development costs	947,877	947,877	-	-

	$961,653	957,021	4,632	5,010

5.	Loans and Advances Amounts due are non-interest bearing, unsecured and have no fixed terms of repayment.

TITAN TRADING ANALYTICS INC.
Notes to the Consolidated Interim Financial Statements
three months ended January 31, 2004
(unaudited – prepared by management)

6.	Share Capital Authorized 100,000,000 Common shares without par value
Issued and Fully Paid
	Number of Shares	Amount

Balance, October 31, 2000	9,132,966	$3,375,938
Issued for cash	680,000	340,000

Balance, October 31, 2001, 2002, 2003 and January 31, 2004	9,812,966	$3,715,938

Shares Held in Escrow
2,850,000 of the common shares issued in 1996 are currently held in escrow. The release from escrow is based upon the policies of the TSX Venture Exchange and the passage of time.

Stock Options
Options to purchase common shares have been issued pursuant to a share option plan. Under the plan, the Company may grant options for up to 10% of the issued common shares. The exercise price of each option may be discounted up to 25% from the market price of the Company’s common shares on the date of grant and an option’s maximum term is five years. Options are granted at various points throughout the year and vest immediately upon granting.

As at January 31, 2004, the following share purchase options were outstanding:

	Number of Shares	Exercise Price	Expiry Date

Balance, October 31, 2003
2002 option grant	360,000	$0.25	Jan 2006
	360,000

Options retracted	(360,000)	$0.25	Jan 2006
December 22, 2003 option grant	1,850,000	$0.10	Dec 2008

Balance, January 31, 2004	1,850,000	$0.10

All of the Company’s outstanding share options were exercisable as at January 31, 2004.

The Company recorded compensation expense and contributed surplus in the amount of $129,500 in the statement of operations and deficit for options granted in the first quarter. The compensation expense has been determined based on the fair value of 1,850,000 options at the grant date ($0.07 per option), such fair value estimated using the Black-Scholes option-pricing model applied using assumptions considered reasonable in management’s estimate.

TITAN TRADING ANALYTICS INC.
Notes to the Consolidated Interim Financial Statements
three months ended January 31, 2004
(unaudited – prepared by management)

7.	Related Party Transactions Included in the consolidated statement of operations and deficit are the following transactions with officers, directors and related individuals:

	three months ended
	January 31,
	2004	2003

Management and consulting fees	$35,520	$-

At January 31, 2004, $97,828 due to an officer and director is included in loans and advances.

The related party transactions are in the normal course of operations and are recorded at the exchange amount.

8.

Financial Instruments

The company's financial instruments consist of cash and cash equivalents, goods and services tax receivable, accounts payable, and loans and advances. It is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values due to their short-term nature.

9.

Segmented Information

Substantially all of the Company's software and subscription sales and licenses are to customers in the United States. Substantially all of the Company’s property and equipment is located in Canada.

10.

United States Accounting Principles

There are no differences between United States generally accepted accounting principles and Canadian generally accepted accounting principles that would result in material changes to these consolidated interim financial statements.

11.

Subsequent Events

Subsequent to quarter end the Company engaged in a non-brokered private placement. The placement, as amended, was for a total of $245,200 requiring the issuance of 2,452,000 units. Each unit consists of one common share and one two-year share purchase warrant entitling the holder to purchase an additional common share for 12 cents. TSX Venture Exchange approval of 1,240,000 units was received by letter dated March 16, 2004. The remaining 1,212,000 units represent the $90,000 participation in the placement of the Company’s President, Dr. Kenneth Powell and the $31,200 participation of his wife. Exchange approval of their participation is dependent on shareholder approval for it being obtained. The Company intends to seek such approval at its next annual meeting of shareholders, currently scheduled to be held April 30, 2004. Certain subscriptions were received prior to quarter end and are reflected on the January 31, 2004 Balance Sheet as Share subscription deposits.

Subsequent to quarter end the Company entered into a non-binding Letter of Intent with Wolverton Securities, a BC-based brokerage firm. Further to the Letter of Intent, it is contemplated the Company will enter into a Service Agreement for the provision of securities trading software to Wolverton.

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

Schedule A

	X	Schedules B and C
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Titan Trading Analytics Inc.	January 31, 2004	04/03/31

ISSUER'S ADDRESS	602 West Hastings Street, Suite 500

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Vancouver, B.C.	B.C.	V6B 1P2	(604) 899-1240	(604) 684-3410
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
L. James Powell	Chief Financial Officer			(780) 681-6638
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
jporter@titantrading.com	http://www.titantrading.com/

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Ken Powell"	Kenneth W. Powell	04/03/31
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Jim Porter "	L. James Porter	04/03/31
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

TITAN TRADING ANALYTICS INC.
Schedule “B” three months ended January 31, 2004
(unaudited – prepared by management)

1.	Related Party Transactions
	(a)	Related party transactions year-to-date: Expenses include the following transactions with officers, directors and related individuals:
	three months ended
	January 31,
	2004	2003

Management and consulting fees	$35,520	$-

2.	Security Transactions
	(a)	Securities issued during the quarter ended January 31, 2004:
Date	Type	Shares	Price	Amount	Consideration

None

(b)	Options granted during the quarter ended January 31, 2004:

Date	Type	Shares	Price	Expiry

December 22, 2003	Common	1,850,000	$0.10	Dec 22, 2008

3.	Securities at the End of the Reporting Period
	(a)	Authorized and issued share capital as at January 31, 2004: See Note 6 to the Consolidated Interim Financial Statements.
	(b)	Options, warrants and convertible securities outstanding as at January 31, 2004:
		(i)	Incentive stock options: See Note 6 to the Consolidated Interim Financial Statements.
		(ii)	Share purchase warrants: As at January 31, 2004, the Company had no share purchase warrants outstanding:
		(iii)	Convertible securities: As at January 31, 2004, the Company had no convertible securities outstanding.
	(c)	Shares in escrow or subject to pooling as at January 31, 2004: The Company has 2,850,000 common shares held in escrow.

TITAN TRADING ANALYTICS INC.
Schedule “B” three months ended January 31, 2004
(unaudited – prepared by management)

4.	Directors and Officers
	(a)	List of directors and officers as at January 31, 2004:
Dr. Kenneth W. Powell	President and Director

Michael Gossland	Secretary and Director

L. James Porter	Chief Financial Officer and Director

Phillip S. Carrozza II	Director

William Yang	Director

TITAN TRADING ANALYTICS INC.
Schedule “C” three months ended January 31, 2004
(unaudited – prepared by management)

Nature of Business
Titan Trading Analytics Inc. (“Titan” or the “Company”) is a financial software developer that has developed market timing, trading analytics and automated trading execution software. The Company has yet to establish profitable business operations and has remained in research and development mode since its incorporation on November 30, 1993. In June 2003 Titan acquired rights to certain automated trading and analytic software (the “Technology”) from Cignal Technologies LLC and has developed an automated trading platform using and further developing the Technology. Titan holds an exclusive use license and a third party revenue interest in the Technology and plans to exploit the Technology and Titan’s wholly-owned proprietary software in two ways:

  by establishing a profitable trading operation; and

  by marketing and licensing software to third parties.

Liquidity and Going Concern Risk
As at quarter end, Titan had cash and receivables totalling $27,358 as compared to $11,318 at its prior fiscal year end. As at quarter end, excluding loans and advances Titan had negative working capital of $59,448 as compared to $24,628 at October 31, 2003. Loans and advances of $218,533 at quarter end January 31, 2004 were non-interest bearing and without fixed terms of repayment.

Subsequent to quarter end, Titan concluded a non-brokered private placement totalling $245,200. TSX Venture Exchange approval for $124,000 of the placement was obtained March 16, 2004. Exchange approval of the remainder of the placement, being the $90,000 subscription of Dr. Kenneth Powell, Titan’s President and the $31,200 subscription of his wife, is dependent on the Company obtaining shareholder approval. The Company intends to seek such approval at its next annual meeting of shareholders, currently scheduled to be held April 30, 2004.

Titan Trading remains in urgent need of additional funding to finance its working capital requirements. In the event that we are unable to close additional financing, this would have a material adverse effect

Results of Operations
Titan incurred a net loss of $194,847 for the quarter ended January 31, 2004 as compared to a loss of $5,429 for the comparative period in 2003. The increase in net loss in the current year period is primarily a result of a $129,500 share compensation charge relating to stock options issued in the current period, such amount calculated using the Black-Scholes option pricing model. Excluding the effect of the options charge, net loss for the quarter was $65,347, again as compared to $5,429 in the prior year period. The increase from the prior year was primarily a reflection of the Company having temporarily ceased active operations in the prior year comparative period.

During the quarter, Titan spent or accrued a total of $43,270 on management and consulting fees, $7,875 on rent, $6,452 on professional fees and $4,665 on travel costs, as compared to $3,500, $924, and $61 in the prior year period.

During the quarter, the Company announced that Viking Trading Partners, LLC had licensed from Cignal Technologies, LLC trading software in which Titan holds an exclusive use license and a revenue interest. As announced, Titan was to receive 62.5% of Cignal’s licensing fee revenues earned from Viking. The agreement had retroactive effect from November 4, 2003 and expired February 29, 2004 subject to renewal at that time. Renewal did not occur and Titan has received no payment under this license arrangement. At this time, the Company does not consider collection reasonably assured. Accordingly, no revenues from the Viking license were reported in the first fiscal quarter.

Subsequent to quarter end, the Company announced by news release dated March 15, 2004 that it had entered into a Letter of Intent with Wolverton Securities, a Western Canada full-service brokerage house based in Vancouver, towards providing Wolverton with the use of trading software in which Titan holds an exclusive use license and a revenue interest.

Management
As at quarter end, Titan's Board of Directors consisted of Dr. Kenneth Powell, Michael Gossland, L. James Porter, Phillip Carrozza and William Yang. Dr. Powell acts as President and CEO of the Company, Mr. Gossland as Director of Software Development and Corporate Secretary and Mr. Porter as Chief Financial Officer.

During the quarter ended January 31, 2004, the Company paid or accrued management and consulting fees of $35,520 to directors of the Company.

Investor Relations
No investor relations activities were undertaken by or on behalf of the Company during the period.